April 23, 2021

VIA EDGAR

Mr. Ryan Sutcliffe

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ETF Managers Trust (the “Trust”)

Registration Statement on Form N-1A

File No. 333-182274

Dear Mr. Sutcliffe:

This letter sets forth responses to comments received orally pertaining to Post-Effective Amendment No. 134 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) submitted by the Trust on February 19, 2021 for the purpose of registering shares of the ETFMG U.S. Alternative Harvest ETF (the “Fund”), a new series of the Registrant. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is each comment and the Registrant’s response thereto. A marked version of the Fund’s Prospectus is attached to reflect revisions made in response to the comments.

General

1.	Comment:

Regarding all blanks within the Amendment, please ensure all information as required by Form N-1A is included within the documents prior to filing with the Commission.

Response: The Trust has ensured that all missing information has been provided in accordance with Form N-1A.

2.	Comment

The staff requests that a legal opinion from outside counsel be included as an exhibit to the registration statement confirming that the Fund complies with all applicable U.S. federal and state laws.

Response: The Trust represents that it will file a legal opinion as an exhibit to the Fund’s registration statement as requested.

Mr. Ryan Sutcliffe

April 23, 2021

Prospectus

3.	Comment:

Please provide a completed fee table and expense example for the Fund prior to effectiveness.

Response: The fee table and expense example have been completed. Please find attached for your review a marked copy of the Fund’s Prospectus.

4.	Comment:

Please confirm that the Fund’s Acquired Fund Fees and Expenses are not expected to exceed 1 basis point. If they are expected to exceed 1 basis point, please revise the fee table, as appropriate.

Response: The Trust confirms that the Fund does not expect to incur Acquired Fund Fees and Expenses.

5.	Comment:

Please confirm whether the Fund will be subject to a fee waiver or reimbursement arrangement, and if so, add applicable disclosure.

Response: The Trust confirms that the Fund will not be subject to a fee waiver or reimbursement arrangement.

6.	Comment:

In the “Principal Investment Strategies” section of the Prospectus, please explain how the activities included in parts (iii) and (iv) of the definition of Cannabis Business are consistent with Rule 35d-1 under the Investment Company Act of 1940 (the “Names Rule”) and/or are not misleading.

Response: The Trust submits that the Fund’s name does not connote a particular type of investment, company or industry within the meaning of the Names Rule or under any plain language meaning of “Alternative Harvest.” Rather, the Fund’s name is designed to be easily remembered. Therefore, the Fund’s name does not constrain how the Fund may define the Cannabis Business. The Trust notes that a separate series of the Trust with a similar name, the ETFMG Alternative Harvest ETF, has not adopted an 80% policy tied to its name. The Trust submits that the term “U.S.” in the Fund’s name is the only part of the name that has Names Rule implications and that the Fund’s 80% investment policy is consistent with the requirements of the Rule.

In addition, the Trust notes that, under the definition of Cannabis Business, the provision of the goods and services described in parts (iii) and (iv) of the definition is only Cannabis Business to the extent such goods or services relate to cannabis derived products or companies in the cannabis industry. Therefore, any company that derives at least 50% of its net revenue from such activities is consistent with the Fund’s investment theme.

Mr. Ryan Sutcliffe

April 23, 2021

7.	Comment:

The Staff notes that derivatives are part of the Fund’s 80% investment policy. Please disclose that the Fund must value derivatives for purposes of the Names Rule generally on a mark-to-market basis or, in the case of over-the-counter derivatives, at fair value.

Response: The Registration Statement has been revised to add the following to the “Principal Investment Strategies” section of the Prospectus.

For purposes of this 80% investment policy, derivatives will be valued on a mark-to-market basis, using the current market price of the derivative, or, for over-the-counter derivatives, their fair market value.

8.	Comment

Please explain to the staff how the Fund’s investment adviser (the “Adviser”) will confirm that constituent companies satisfy the 50% revenue test as part of the Fund’s 80% investment policy.

Response: The Trust notes that it will generally obtain exposure to the components of the Reference Index, either directly or through total return swaps that reference index components. Companies in the Cannabis Business are identified by Prime Indexes (the “Index Provider”), an independent index provider that is not affiliated with the Adviser. The methodology of the Reference Index will be consistent with the Fund’s 80% investment policy. The Index Provider uses a variety of publicly available resources, including financial statements and other reports published by issuers to determine the portion of the company’s revenue derived from the Cannabis Business in the United States. Each company included in the Reference Index will be traded either on a national securities exchange or an over-the-counter market that requires the company to make financial information publicly available. In addition, the Cannabis Business is the primary (or only) business of the companies included in the Reference Index and the Index Provider continually reviews numerous website databases, newsletters, and stock indexes to find companies for consideration before conducting additional company specific research.

9.	Comment:

Please explain how the Fund’s 80% investment policy can be satisfied, given applicable federal law and regulation.

Response: The Fund will invest directly in the securities of companies that do not grow, produce, distribute, or sell cannabis or products derived from cannabis in a country, state, province, locality or other political subdivision where this activity is illegal under applicable law. The Fund will also invest in derivatives to gain exposure to companies engaged in the Cannabis Business that the Fund may not be able to invest in directly due to the restrictions of applicable federal law and regulation. The Trust notes that such derivatives that have economic characteristics similar to securities of companies that are engaged in the Cannabis Business are qualifying assets for purposes of the Fund’s 80% investment policy. Therefore, the Fund will be able to invest in sufficient qualifying assets to satisfy the 80% investment policy without violating applicable federal law and regulation.

Mr. Ryan Sutcliffe

April 23, 2021

10.	Comment:

Please consider revising the second sentence of the second paragraph of the “Principal Investment Strategies” section to read as follows:

In pursuing its investment objective, the Fund may invest in companies that generally are representative of the components of the Prime U.S. Alternative Harvest Index . .. . .

Response: The Fund generally intends to invest in most, if not all, of the components of the Reference Index. However, the Fund will not track the Reference Index directly, as the Fund will weight those investments in different proportions than their weightings within the Reference Index on the basis of considerations such as liquidity and costs associated with the total return swaps. Therefore, the Trust believes that the discretion provided by the use of the word “may” in the sentence above is a less accurate description of the Fund’s strategy than the statement that the Fund “will” generally invest in the component securities of the Reference Index, and the Trust respectfully declines to make the suggested change.

11.	Comment:

Please revise the “Principal Investment Strategies” section to more clearly explain in plain English the use of the Reference Index in selecting the Fund’s investments.

Response: The Registration Statement has been revised accordingly. Please see the response to Comment 10 above.

12.	Comment:

Please inform the Staff supplementally whether the Fund will invest more than 15% of its assets in privately placed or otherwise restricted securities.

Response: The Fund will not invest directly in any privately placed or otherwise restricted securities or in any swaps that reference privately placed or otherwise restricted securities.

13.	Comment:

Please state that the Fund’s 80% investment policy will not be changed without providing shareholders 60 days’ written notice.

Response: The Registration Statement has been revised accordingly.

14.	Comment:

Please consider revising the first sentence of the third paragraph of the “Principal Investment Strategies” section to read as follows:

The Fund may use total return swaps for the purpose of achieving the approximate economic equivalent of a purchase of a security held by the Reference Index when the Fund is not able to purchase such security directly because of administrative, legal or other restrictions.

Response: The Registration Statement has been revised accordingly.

Mr. Ryan Sutcliffe

April 23, 2021

15.	Comment:

Please consider revising the disclosure regarding “Cash Redemption Risk” to reference the brokerage costs that the Fund would not otherwise incur and could affect the Fund’s net asset value.

Response: The Registration Statement has been revised to replace “Cash Redemption Risk” with the following:

Cash Transactions Risk. The Fund may effect its creations and redemptions primarily for cash, rather than in-kind securities. Paying redemption proceeds in cash rather than through in-kind delivery of portfolio securities may require the Fund to dispose of or sell portfolio investments at an inopportune time to obtain the cash needed to distribute redemption proceeds. This may cause the Fund to incur certain costs such as brokerage costs, and to recognize gains or losses that it might not have incurred if it had made a redemption in-kind. As a result, the Fund may pay out higher or lower annual capital gains distributions than ETFs that redeem in-kind. In addition, the costs imposed on the Fund will decrease the Fund’ NAV unless the costs are offset by a transaction fee payable by an AP.

16.	Comment:

Please consider removing tobacco companies related risk from the disclosure about “Consumer Staples Risk.”

Response: The Registration Statement has been revised accordingly.

17.	Comment:

Please confirm whether the Fund will invest in depositary receipts as part of its principal investment strategy, and if not, remove the risk disclosure relating to depositary receipts.

Response: The risk disclosure regarding depositary receipts has been deleted from the Prospectus.

18.	Comment:

The Staff notes that the Prospectus includes disclosure of the “Risks of Investing in Canada” without a specific discussion of Canadian investments in the Principal Investment Strategies” section. Please harmonize.

Response: The referenced risk disclosure has been deleted.

Mr. Ryan Sutcliffe

April 23, 2021

19.	Comment

Please confirm whether the Fund’s anticipated portfolio holdings are expected to trade outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis. Please also disclose that to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward, there may be a significantly diminished trading market for the Fund's shares. In addition, please note that this could lead to differences between the market price of the Fund's shares and the underlying value of those shares.

Response: The Fund’s foreign securities will not be traded outside a collateralized settlement system. However, the Trust respectfully notes that the Prospectus contains the following disclosure that it believes is substantially similar to that requested:

Authorized Participants (“APs”), Market Makers, and Liquidity Providers Concentration: The Fund has a limited number of financial institutions that may act as APs. In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, Shares may trade at a material discount to net asset value (“NAV”) and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

20.	Comment:

In the “ETF Risks” section, please disclose the risks that the last sale price for a security listed on a market that is closed when the ETF’s listing market is open may not reflect the value of such security during the time the ETF is open, which could lead to differences between the market price of ETF shares and the underlying value of those shares.

Response:  The risk entitled “ETF Risks – Market Trading” has been updated to include the underlined disclosure, as follows:

Market Trading: An investment in the Fund faces numerous market trading risks, including the potential lack of an active market for Fund shares, losses from trading in secondary markets, periods of high volatility and disruption in the creation/redemption process of the Fund. Any of these factors, among others, may lead to the Fund’s shares trading at a premium or discount to NAV. Because securities held by the Fund may trade on foreign exchanges that are closed when the Fund’s primary listing exchange is open, there may be deviations between the current price of a security and the security’s last quoted price from the closed foreign market. This may result in premiums and discounts that are greater than those experienced by purely domestic ETFs.

Mr. Ryan Sutcliffe

April 23, 2021

21.	Comment:

Pursuant to Item 9(a) of Form N-1A, please re-state the Fund’s investment objective in the section titled “Additional Information about the Fund’s Investment Objective and Strategies.”

Response: The Registration Statement has been revised accordingly.

22.	Comment:

Please provide the information referenced in Items 9(b)(1) and 9(b)(2) of Form N-1A.

Response: The Trust believes the Fund’s current Item 4 disclosure provides a complete and appropriate summary of the Fund’s objective and principal investment strategies, including its buy and sell strategies. The Trust notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund. Accordingly, the Trust has not revised either the Item 4 or Item 9 disclosure.

23.	Comment:

If applicable, please provide the information referenced in Instruction 7 to Item 9(b)(1) of Form N-1A.

Response: The Trust responds that the Fund does not expect to engage in active and frequent trading, and, therefore, no changes have been made in response to the above comment.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1232.

Sincerely,

/s/ Eric Simanek